UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Lumos Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55028X109

(CUSIP Number)

Scott D. Pomfret, Regulatory Counsel LLC, 43 Commercial St., Provincetown MA

(617) 680-5482
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ X  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	55028X109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Farb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ X ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
496,891
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
496,891
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
496,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.08%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

(a) Name of Issuer: Lumos Pharma, Inc.

(b) Title and Class of Securities: Common Stock

(c) Address of Issuer's Principal Executive Offices:

4200 Marathon Blvd., Suite 200

Austin, Texas 78756

Item 2. Identity and Background

(a) Name of Person Filing: Daniel Farb ("Reporting Person")

(b) Address of Principal Business Office or, if None, Residence:

38 Newbury St., 5th Fl.

Boston MA 02116

(c) Occupation/Employment: Investor

(d) N/A. During the last five years, the Reporting Persons has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) N/A. During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Canada

Item 3. Source and Amount of Funds or Other Considerations

The source of funds for the acquisition of the holdings set forth in the original Schedule 13D and this Schedule 13D/A was the Reporting Person’s personal finances in the amount of approximately $6,315,600.

Item 4. Purpose of Transaction

The original purpose of the transactions that occasioned this filing was an investment by the reporting person in the ordinary course of his business and with neither the purpose nor effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Beginning February 13, 2023, however, the Reporting Person determined to initiate discussions with management and the Board of the Issuer concerning ways to create shareholder value through improved capital allocation that may address the Issuer’s current negative enterprise value. To date, such discussions have been preliminary and exploratory in nature, and haven’t risen to the level of a plan or proposal.

The Reporting Person may, from time to time, acquire or dispose of additional shares of Common Stock in the open market or in privately negotiated transactions. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, as of the date of this Schedule 13D, the Reporting Persons has no other present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

(a) 496,891 shares (6.08%) by the Reporting Person.

(b) 496,891 shares (6.08%) by the reporting person (sole power).

(c) The Reporting Person effected the following transactions (sales) in the relevant securities of the Issuer within the last sixty days in the Reporting Person's personal brokerage account:

DATE	SHARES	PRICE/SHARE

05/25/2023	513	$3.6562

05/25/2023	4520	$3.6456

05/25/2023	1100	$3.5064

05/26/2023	3931	$3.6836

05/30/2023	100	$3.9000

05/30/2023	3174	$3.8500

05/30/2023	1600	$3.9500

05/30/2023	385	$3.8800

05/30/2023	300	$3.8633

05/30/2023	6460	$3.8588

05/30/2023	2623	$3.8077

05/30/2023	221	$3.8000

05/30/2023	1200	$3.7908

05/30/2023	3007	$3.7738

05/30/2023	11671	$3.7406

05/30/2023	2533	$3.7206

05/30/2023	16000	$4.1200

05/30/2023	825	$4.1573

05/30/2023	1426	$4.1249

05/30/2023	1200	$4.0517

05/30/2023	5569	$4.0807

05/30/2023	1835	$4.0533

05/30/2023	3145	$4.0455

05/30/2023	5513	$4.1500

05/30/2023	2800	$4.1661

05/30/2023	1503	$4.1007

05/30/2023	2150	$4.0621

05/30/2023	8547	$4.1371

05/30/2023	17972	$4.1414

05/30/2023	270	$4.0537

05/30/2023	579	$4.0077

05/30/2023	1150	$3.9757

05/30/2023	2291	$3.9631

05/30/2023	300	$3.9533

05/31/2023	813	$3.9754

05/31/2023	30	$3.9000

05/31/2023	570	$3.8018

05/31/2023	88	$3.8700

05/31/2023	9843	$3.7802

05/31/2023	1366	$3.7500

05/31/2023	1101	$3.7698

05/31/2023	1352	$3.7400

05/31/2023	1862	$3.7143

05/31/2023	600	$3.8000

05/31/2023	150	$3.7500

05/31/2023	1396	$3.7012

05/31/2023	2300	$3.6807

06/01/2023	5454	$3.5622

06/01/2023	172	$3.7500

06/01/2023	2937	$3.6109

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2023
Dated

/s/ Scott D. Pomfret

Signature

Scott Pomfret, Attorney-in-Fact for the Reporting Person*

Name/Title

*Power of Attorney previously filed with IARD in connection with reporting person's Form 13H filings.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).